UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2006

LEGRAND HOLDING S.A.

 (Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny

87000 Limoges

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: Legrand announced a new €2,200m syndicated credit facility with more favourable conditions and the redemption of all outstanding high yield notes.

Limoges, January 13, 2006

Improvement of financial structure further to strong de-leveraging

•

New €2,200m syndicated credit facility with more favourable conditions

•

Redemption of all outstanding high yield notes

•

Increase in cash generation due to lower interest expense

Legrand is taking advantage of favourable market conditions to refinance most of its debt through a five-year €2,200 million syndicated credit facility underwritten by five Mandated Lead Arrangers*. The new facility will replace the credit facility which was put in place in December 2004 and has more favourable terms than that facility.  Legrand was able to obtain such terms because of a €866 million (as of September 30, 2005) decrease in its net debt within less than three years since the LBO despite interim acquisitions.

The new facility will be used to restructure and optimise financial indebtedness, in particular through the redemption of all of Legrand’s outstanding high yield notes.  As a result of this refinancing, Legrand expects that its recurrent annual cash interest expense will be reduced by approximately €40 million and that cash flow will improve accordingly.

Legrand has therefore today notified holders of its high yield notes that it will redeem $350,000,000 in principal amount of its 10½ % notes due 2013 and €277,500,000 in principal amount of its 11% notes due 2013 in full on February 15, 2006. The notes will be redeemed at a redemption price equal to the principal amount of the notes plus the Applicable Premium (as defined in the indenture that governs the notes), together with interest accrued to the redemption date.

Following completion of the redemption, Legrand intends to file a Form F-15 with the U.S. Securities and Exchange Commission (SEC) to suspend its periodic and annual reporting obligations under the U.S. Exchange Act of 1934.

In keeping with its past practice of providing full and regular reporting on the Group’s financial performance, Legrand will continue to publish its financial results on a quarterly basis prepared in accordance with IFRS.

*The Mandated Lead Arrangers are: BNP Paribas, Crédit Mutuel-CIC, Natexis Banques Populaires, The Royal Bank of Scotland  and Société Générale.

About Legrand

Legrand (www.legrandelectric.com) is the world specialist in products and systems for electrical installations and information networks, offering solutions for use in residential, commercial and industrial buildings. Operating in over 60 countries with sales of €2.9 billion in 2004, it employs 26,000 people and its catalogues list more than 130,000 products. At Legrand, innovation drives growth with nearly 5% of sales invested in R&D every year, the group brings out a steady stream of new, high added-value products.

Financial Communication: Legrand François Poisson Tel: +33 (0)1 49 72 53 53 Fax: +33 (0)1 43 60 54 92 E-mail : francois.poisson@legrand.fr	Press Contact: Publicis Consultants Axel Bavière Tel: +33 (0)1 44 43 73 11 Fax: +33 (0)1 44 43 75 65 E-mail : axel.baviere@consultants.publicis.fr

Important disclaimer:

This is not and may not be deemed an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents that Legrand Holding S.A. has filed with the U.S. Securities and Exchange Commission (SEC).  Investors and security holders may obtain a free copy of documents filed by Legrand Holding S.A. with the SEC at www.sec.gov or directly from Legrand Holding S.A. Legrand Holding S.A. neither undertakes, nor has any obligation, to provide, to update or to revise any forward-looking statements. This press release does not constitute an offer to redeem notes in any jurisdiction in which it would be unlawful under applicable securities or "blue sky" laws. As the notes are not listed in France, no documents relating to the redemption have been submitted to the clearance procedures of the AMF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A

Date: January 13, 2006	By:	//s/ PATRICE SOUDAN

Name: Patrice Soudan
Title: Chief Financial Officer